Goldrange Resources, Inc.
114 West Magnolia Street
Suite # 400 – 136
Bellingham, WA 98225

May 12, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Dear Ms. Jacobs:

	Re:	Goldrange Resources, Inc.
Amendment No. 3 to Registration Statement on Form
SB-2
Filed on May 3, 2006
File No. 333-128165

Thank you for your letter dated May 11, 2006, with respect to Amendment No. 3 to Registration Statement on Form SB-2 filed by Goldrange Resources, Inc. (the “Company”) on May 3, 2006.

We enclose our responses to your comments and a blacklined copy of our Amendment No. 4 to the Form SB-2.

Responses

Prospectus Cover Page

1.     We have revised the information on the prospectus cover page to state that the selling security holders may sell their shares at $0.20 per share until our common stock is quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.

Financial Statements F-1

2.     We have discussed the fact that the financial statements include the period from November 29, 2004 through June 30, 2005 but this period is not referenced in the audit report and that the period from November 29, 2004 through March 31, 2005 is referenced in the audit report but this period is not included in the statement of operations or statement of cash flows. We have ensured that all of the periods included in the financial statements and covered by the audit report are consistent and that the period from November 29, 2004 through March 31, 2005 are included.

Auditors Report

3.     Pursuant to a further comment received regarding the Auditors Report, we have had the auditors remove the phrase “except as stated above” because it was inapplicable.

We acknowledge that we are responsible for the accuracy and the adequacy of the disclosure in the filings reviewed by the staff of the SEC.

We further acknowledge that:

(a)     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

(c)     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Goldrange Resources, Inc.

Per: /s/ Steve Bajic Steve Bajic, President